Filed Pursuant to Rule 433

Registration No. 333-163075

SCANA Corporation

FINAL TERM SHEET

Dated:  May 5, 2011

Issuer:	SCANA Corporation

Name of Securities:	Medium Term Notes

Size:	$300,000,000

Expected Ratings:

Moody’s: Baa2 (negative outlook); S&P: BBB (stable outlook); Fitch: BBB+ (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:	May 15, 2021

Trade Date:	May 5, 2011

Coupon (Interest Rate):	4.75%

Yield to Maturity:	4.783%

Spread to Benchmark Treasury:	+160 basis points (1.60%)

Benchmark Treasury:	3.625% U.S. Treasury due February 15, 2021

Benchmark Treasury Price and Yield:	103-22/3.183%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2011

Make-Whole Redemption Provision:	Prior to February 15, 2021, make whole call at Adjusted Treasury Rate +25 basis points

Par Redemption Provision:	On or after February 15, 2021

Price to Public:	99.739%, plus accrued interest from May 12, 2011

Underwriters’ Discount or Commission:	0.65%

Net Proceeds to Issuer:	$297,267,000, plus accrued interest from May 12, 2011

Settlement Date:	May 12, 2011 (T+5)

Denominations:	$1,000 x $1,000

CUSIP:	80589M AD4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

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